July 16, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
          Re: Netezza Corporation (the “Company”)
          Registration Statement on Form S-1 (File No. 333-141522)
Ladies and Gentlemen:
     As Representatives of the several underwriters of the proposed public offering of up to 10,350,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. eastern time on July 18, 2007, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 3, 2007 through the date hereof:
     10,295 copies to prospective Underwriters, institutional investors, dealers and others.
     The underwriters and dealers of the above issue were advised that they must comply with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The undersigned, as representatives, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with SEC Release No. 33-4968 and Rule 15c2-8 under the Exchange Act.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
MORGAN STANLEY & CO. INCORPORATED
Acting on behalf of themselves and
as the Representatives of the several
Underwriters.

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Dominic Ammerman
Name:	Dominic Ammerman
Title:	Managing Director

MORGAN STANLEY & CO. INCORPORATED
By:	/s/ John Tyree
Name:	John Tyree
Title:	Executive Director